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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

IMATION CORP.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45245A10
(CUSIP Number)
TDK CORPORATION
1-13-1, Nihonbashi, Chuo-Ku
Tokyo 103-8272, Japan
Telephone: 81-3-5201-7117
Attention: Satoru Ibaraki

With a copy to:

Morrison & Foerster LLP
1-5-1 Marunouchi, Chiyoda-ku
Tokyo 100-6529, Japan
Telephone: 81-3-3214-6522
Attention: Ken Siegel, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No.	45245A107

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TDK CORPORATION/98-0208363

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

	7.	SOLE VOTING POWER

NUMBER OF		4,962,390 shares

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,778,374 shares

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,962,390 shares

WITH	10.	SHARED DISPOSITIVE POWER

2,778,374 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,740,764 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.01%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	45245A107

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TDK ELECTRONICS CORPORATION/13-2543609

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York, USA

	7.	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		660,946 shares

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10.	SHARED DISPOSITIVE POWER

660,946 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,740,764 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.01%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	45245A107

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TDK U.S.A. CORPORATION/95-3304247

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York, USA

	7.	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		660,946 shares

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10.	SHARED DISPOSITIVE POWER

660,946 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,740,764 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.01%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	45245A107

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TDK EUROPE S.A./00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

LUXEMBOURG

	7.	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,805,809 shares

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10.	SHARED DISPOSITIVE POWER

1,805,809 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,740,764 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.01%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	45245A107

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TDK HONG KONG CO., LTD./00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

HONG KONG

	7.	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,757 shares

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10.	SHARED DISPOSITIVE POWER

63,757 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,740,764 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.01%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	45245A107

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TDK RECORDING MEDIA EUROPE S.A./00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

LUXEMBOURG

	7.	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		135,358 shares

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10.	SHARED DISPOSITIVE POWER

135,358 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,740,764 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.01%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	45245A107

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TDK SINGAPORE (PTE) LTD/00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE

	7.	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		112,504 shares

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10.	SHARED DISPOSITIVE POWER

112,504 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,740,764 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.01%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
Because of activities that have been undertaken or may be undertaken by the Reporting Persons, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Notwithstanding the foregoing, the filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

Introduction
This amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 10, 2007 (the “Schedule 13D”), with respect to the common stock, $0.01 par value per share of Imation Corp., a Delaware corporation.
This Amendment is being filed to report the purchase by TDK Corporation of 915,000 shares of common stock from Merrill Lynch International (“Merrill Lynch”) on December 5, 2007, as set forth in the Purchase Agreement incorporated by reference to this Amendment as an exhibit pursuant to Item 7 hereof, for a total consideration of $18,345,750, plus a commission. This Amendment amends the Schedule 13D only with respect to the Items included herein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
Item 2(a)(vii) is hereby amended and restated in its entirety as follows:
(a)	(vii) TDK by virtue of its ownership of 4,962,390 shares of Imation common stock and its direct or indirect ownership of all of the outstanding common stock or other equity of the other Reporting Persons.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended by adding the following paragraph after the second paragraph:
     On December 5, 2007, TDK consummated the purchase of 915,000 shares of Imation’s outstanding common stock from Merrill Lynch for an aggregate purchase price of $18,345,750, plus a commission, pursuant to a purchase agreement entered into by Merrill Lynch and TDK (the “Purchase Agreement”). As more fully described in the Purchase Agreement attached hereto as an exhibit pursuant to Item 7 hereof, the purchase price per share was the closing price of Imation common stock on December 4, 2007 of $20.05 (the “Initial Price”), plus a commission. At a later date, Merrill Lynch and TDK will make an adjustment to the purchase price based on the difference between (a) the Initial Price and (b) the arithmetic average of the daily volume-weighted average price of Imation common stock over a period set forth in the Purchase Agreement, subject to certain exceptions, less a discount (the “Adjusted Price”). With respect to each share of common stock acquired under the Purchase Agreement, if the difference between the Initial Price and the Adjusted Price is: (1) positive, then Merrill Lynch will pay such difference to TDK; and (2) negative, then TDK will pay such difference to Merrill Lynch. The purchase price for the common stock was, and the difference between the Initial Price and the Adjusted Price (if negative) will be, funded by the Reporting Person from general corporate funds.
     The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference into this Schedule 13D as exhibits pursuant to Item 7 hereof.
Item 4. Purpose of Transaction
     The last sentence of the second paragraph of Item 4 is hereby amended and restated in its entirety as follows:
     TDK anticipated increasing its ownership of Imation’s outstanding common stock to over 20%, but less than 21% and, on December 5, 2007, TDK purchased 915,000 shares of Imation’s outstanding common stock, increasing its ownership to 20.01% as permitted by the Investor Rights Agreement.
Item 5. Interest in Securities of the Issuer
     The first sentence of Item 5 is hereby amended and restated in its entirety as follows:
     TUC, TEC, TES, TRE, THK and TSP are all wholly owned subsidiaries of TDK. TDK has sole dispositive and voting power over 4,962,390 shares of Imation common stock held directly by TDK and shared dispositive and voting power over 2,778,374 of the shares of Imation common stock held by the other Reporting Persons.
     See Items 7-13 of each cover page.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended by inserting the following paragraph after the first paragraph:
     On December 5, 2007, Merrill Lynch and TDK entered into a Purchase Agreement, pursuant to which TDK purchased from Merrill Lynch 915,000 shares of Imation common stock.
Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby amended by the addition of the following. Exhibit 99.A. is amended and restated in its entirety and filed as an exhibit hereto.
3.	Purchase Agreement, dated as of December 4, 2007, by and between Merrill Lynch International and TDK Corporation.

     Signature
     After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.
Dated: December 6, 2007

TDK Corporation
a corporation organized under the laws of Japan

By:	/s/ Shiro Nomi

Name:	Shiro Nomi
Title :	Senior Vice President

TDK U.S.A. Corporation
a corporation organized under the laws of New York

By:	/s/ Francis J. Sweeney

Name:	Francis J. Sweeney Jr.
Title:	President & CEO

TDK Electronics Corporation
a corporation organized under the laws of New York

By:	/s/ James Browning

Name:	James Browning
Title:	President & CEO

TDK Europe S.A.
a corporation organized under the laws of Luxembourg

By:	/s/ Keisuke Igarashi

Name:	Keisuke Igarashi
Title:	Executive Vice President

TDK Recording Media Europe S.A.
a corporation organized under the laws of Luxembourg

By:	/s/ Keisuke Igarashi

Name:	Keisuke Igarashi
Title:	Executive Director

TDK Hong Kong Co., Ltd.
a corporation organized under the laws of Hong Kong

By:	/s/ Takao Akine

Name:	Takao Akine
Title:	Executive Vice President

TDK Singapore (Pte) Ltd
a corporation organized under the laws of Singapore

By:	/s/ Osamu Katsuta

Name:	Osamu Katsuta
Title:	Managing Director
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)